PERCEPTION CAPITAL CORP. II

315 Lake Street East, Suite 301

Wayzata, MN 55391

May 9, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, NE

Washington, D.C. 20549

Attn:	Nudrat Salik
Al Pavot
Jordan Nimitz
Celeste Murphy

Re:	Perception Capital Corp. II (the “Company”)

Preliminary Proxy Statement on Schedule 14A

Filed March 29, 2023

File No. 001-40976

Ladies and Gentleman:

I am writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated April 25, 2023 (the “Comment Letter”), with respect to the above-referenced Preliminary Proxy Statement on Schedule 14A, filed on March 29, 2023 (the “Preliminary Proxy Statement”).

Concurrently with the submission of this letter, the Company has filed via EDGAR Amendment No. 1 to the Preliminary Proxy Statement (“Amendment No. 1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. Below are the Company’s responses to the Comment Letter. For the Staff’s convenience, the headings and numbered comments in this letter correspond to those contained in the Comment Letter. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 1.

Preliminary Proxy Statement on Schedule 14A filed March 29, 2023

Q. What will be the relative equity stakes of public shareholders, the sponsor, Meteora and the Spectaire Stockholders in NewCo upon …, page xiv

1.

Please revise your post-Closing share ownership table on pages xiv and 7 to include interim redemption scenarios in your sensitivity analysis and to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by Sponsor and Initial Shareholders, the Spectaire earn-out shares, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions. Please also disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis.

Perception Capital Corp. II

May 9, 2023

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages xiv, xv, 7 and 8 of Amendment No. 1.

Q. Do any of PCCT’s Directors or officer or the sponsor of its affiliates have interests in the business combination that may differ …, page xxiv

2.

We note that footnote 1 to the post-business combination ownership table on page xxiv assumes that the Sponsor exercised its option to convert up to $2,500,000 of the unpaid principal balance on the Working Capital Note into redeemable warrants. However, it appears that the 16,430,000 shares that will be owned by the Sponsor post-Business Combination only include the shares issuable upon the exercise of the 10,050,000 private placement warrants and the 720,000 Extension Warrants, and the 5,660,000 shares issuable upon conversion of the Class B Shares. Please revise to resolve this apparent discrepancy and to disclose how many redeemable warrants the Sponsor could receive if it exercises its option to convert the Working Capital Note and the conversion rate of the redeemable warrants.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages xxv, 13, 59, and 197 of Amendment No. 1.

Unaudited Pro Forma Condensed Combined Financial Information, page 68

3.

We note based on adjustment (i) to the pro forma condensed combined balance sheet that the working capital note and extension note will be converted into warrants. Please discuss this conversion into warrants in your Description of the Business Combination. Please also disclose the terms of the warrants and how you intend to account for the warrants.

Response: The Company acknowledges the Staff’s comment and has added the requested disclosure in the Description of the Business Combination on page 74 of Amendment No. 1.

4.

We note adjustment (l) regarding the Forward Purchase Agreement with Meteora and that you determined a liability should be recorded. Please expand your disclosures to address the key terms that led you to determine liability accounting was appropriate under ASC 480 and ASC 815. Please also further clarify how you are reflecting this agreement in your pro forma financial information. Specifically it appears for your balance sheet presentation you are not assuming Meteora purchases shares whereas for purposes of determining pro forma earnings per share amounts you are assuming that Meteora purchased the maximum 2,457,892 shares. Please disclose your basis for your assumptions and also your consideration of the guidance in Rule 11-02(a)(10) of Regulation S-X which indicates that additional pro forma presentations which give effect to the range of possible results may be necessary if the transaction is structured in such a manner that significantly different results may occur.

Response: The Company acknowledges the Staff’s comment and has expanded disclosure under the Forward Purchase Agreement in the Description of the Business Combination and Adjustment M on pages 73, 79 and 80 of Amendment No. 1.

5.

We note based on your disclosures on page 69 that outstanding options to purchase Spectaire common stock, restricted stock units relating to Spectaire common stock, and restricted shares of Spectaire Common stock will be converted as part of the merger terms. Please address you consideration of whether there will be any financial statement impact of these exchanges. In this regard, we note that there were significant amounts of unrecognized compensation expense at December 31, 2022 based on disclosures on page F-41.

Perception Capital Corp. II

May 9, 2023

Response: The Company acknowledges the Staff’s comment and advises the Staff that upon the Closing, each outstanding Spectaire Option, Spectaire RSU, and Spectaire Restricted Share will be converted into NewCo Options, Newco RSUs, and NewCo Restricted Shares based on the Exchange ratio. The NewCo Options, Newco RSUs, and NewCo Restricted Shares will keep substantially the same terms and conditions post-Closing compared to pre-Closing. Any unrecognized compensation expense will be subject to the same vesting schedule as pre-closing. Management believes that the change in fair value of these securities is not material and thus there is no adjustment in the unaudited pro forma condensed combined financial information.

6.

We note adjustment (m) indicates that you have preliminarily determined that the Earnout Shares should be accounted for as a liability. Please further expand your disclosures to clarify the specific terms that resulted in this determination pursuant to your consideration of ASC 815-40-15. Please also disclose and discuss the potential impact of the shares on future results and provide a sensitivity analysis that quantifies the potential impact that changes in the per share market price of the post combination common stock could have on the pro forma financial statements. Refer to Article 11-02(b)(10) of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and has expanded disclosure under the Earnout Shares in the Description of the Business Combination and Adjustment N on pages 73 and 80 of Amendment No. 1.

7.

In note (1) on page 79, please state the share amount of any dilutive outstanding securities that were excluded from the computation of pro forma net loss per share because of their anti-dilutive effect.

Response: The Company acknowledges the Staff’s comment and has expanded disclosure in note (1) on page 85 of Amendment No. 1.

8.

Please expand Note (L) on page 74 to clarify why your current assets are 95% higher in the maximum redemption scenario relative to the minimum redemption scenario. Quantify the impact of each specific assumption impacting your Escrow cash adjustment. Disclose any known factors that could reasonably be expected to cause your actual Escrow cash balance in a maximum redemption scenario to materially differ from the amount presented. Disclose the restrictions on your ability to use the Escrow cash funds and what your strategy is to sustain operations with zero unrestricted cash available. Note also the guidance in Article 11-02(a)(10) of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the reason that current assets are higher in the maximum redemption scenario relative to the minimum redemption scenario is primarily caused by Adjustment P and Adjustment Q. The Company has added the following additional disclosures to clarify the impact to current assets on page 80 of Amendment No. 1:

•

Adjustment P: Under the minimum redemption scenario, management assumed that $6.4 million of cash will be used to repay the Bridge Loan. Under the maximum redemption scenario, as a result of the maximum number of shares redeemed and the associated redemption payment of $21.4 million, there is insufficient cash to repay the Bridge Loan. This causes the current assets under the maximum redemption scenario to be $6.4 million higher than under the minimum redemption scenario.

Perception Capital Corp. II

May 9, 2023

•

Adjustment Q: Under the maximum redemption scenario, as a result of the maximum number of shares redeemed and the associated redemption payment of $21.4 million, there is insufficient cash to pay the Company’s payables and estimated transactional related fees and expenses. Accordingly, this entry reflects the reversal of the payments of payable and transactional related fees and expenses due to the cash shortfall at the closing of the Business Combination. This causes the current assets under the maximum redemption scenario to be $13.9 million higher than under the minimum redemption scenario.

In addition, we have added disclosure Adjustment M to quantify the impact of the specific assumption impacting the Escrow cash adjustment as referred in our response to the fourth comment above.

In response to the requested disclosures on restrictions on the company’s ability to use the Escrow cash funds, we have added additional disclosures on pages 73 and 75 of Amendment No. 1.

In response to the requested disclosures on strategy to sustain operations with zero unrestricted cash available, the unaudited pro forma condensed combined financial information has added the consideration received for the Bridge Loan Agreement entered into with Arosa. Accordingly, under the maximum redemption scenario on page 77 of Amendment No. 1, NewCo would have $2.4 million cash for post-closing working capital purposes.

Purchase of PCCT Ordinary Shares, page 90

9.

We note the disclosure on page 90 that the Sponsor, Spectaire and its affiliates “may” purchase PCCT Ordinary Shares in the open market and vote the securities in favor of approval of the business combination transaction. Please provide your analysis on how such potential purchases would comply with Rule 14e-5.

Response: The Company acknowledges the Staff’s comment and has expanded disclosure on page 96 of Amendment No. 1.

Security Ownership of Certain Beneficial Owners and Management of PCCT and NewCo, page 131

10.

Please also disclose the Sponsor and its affiliates’ total potential ownership interest in the combined company, assuming the exercise and conversion of all securities, including warrants. We note that the 5,660,000 shares to be beneficially owned by your Sponsor after the business combination does not appear to assume the exercise of the Private Placement Warrants, the Extension Warrants or the redeemable warrants issuable upon conversion of the Working Capital Note.

Response: The Company acknowledges the Staff’s comment and has revised disclosure on pages 139 and 140 of Amendment No. 1.

Information About NewCo Following the Business Combination, page 134

11.	Please revise to provide a supporting basis for the following statements:

a.

on page 134, “Our asset-light business model delivers a win-win-win for Spectaire, for our customers, and for the environment”; and “We believe that, prior to our introduction of AireCoreTM, there was no practical way to directly measure real-time transportation emissions”;

b.

on page 135, “We believe that AireCoreTM is the world’s first and only device able to address [the technology gap between emissions requirements and access to emissions management capabilities] by delivering real-time, accurate, and verifiable emissions measurements”;

Perception Capital Corp. II

May 9, 2023

c.	throughout your prospectus, that AireCore has “industry leading” accuracy;

d.

on page 178, that Spectaire is part of a “Large and Growing Market with No Viable Competitors” and that “The PCCT Board also believed that Spectaire’s micro-mass-spectrometer (MMS) device is the world’s first and only MMS that can directly measure actual emissions in vehicular use and is a mobile, affordable and reliable emissions measurement product.”

Response: The Company acknowledges the Staff’s comment and has expanded disclosure on pages 141, 143, 150 and 188 of Amendment No. 1.

Spectaire’s AireCore Solution, page 135

12.

We note your disclosure that AireCoreTM is protected by a robust patent portfolio. Please expand your disclosure to identify by patent family or otherwise the type of patent protection (such as composition of matter, use or process), the technology to which it relates, the relevant jurisdiction and the expiration date. Ensure that you segregate issued patents and patent applications.

Response: The Company acknowledges the Staff’s comment and has expanded disclosure on pages 143 and 144 of Amendment No. 1

Spectaire’s Business Model, page 151

13.

We note your disclosures regarding projected gross margin percentages. Given the limited historical operations of Spectaire including no revenues have been recorded, please provide disclosures in order for an investor to understand the reasonableness of the assumptions underlying the projected amounts as well as the inherent limitations of the projected amounts.

Response: The Company acknowledges the Staff’s comment and has expanded disclosure on pages 150 and 158 of Amendment No. 1.

Executive and Director Compensation, page 166

14.	Please revise to also provide executive compensation disclosure for the fiscal year ended December 31, 2020.

Response: The Company acknowledges the Staff’s comment and advises the Staff that Spectaire was not a reporting company pursuant to Section 13(a) or 15(d) of the Exchange Act prior to the fiscal year ended December 31, 2022. Accordingly, pursuant to Instruction 1 to Item 402(n) of Regulation S-K, executive compensation disclosure is only required to be provided for the fiscal year ended December 31, 2022.

The Business Combination

Background to the Business Combination, page 171

15.

Please revise the background section to provide additional detail regarding the target businesses other than Spectaire that you executed letters of intent with. Include, without limitation, the industries of the target businesses, proposed valuations, the date that the targets were identified, and the dates that discussions began and ceased. To the extent that any preliminary proposals were submitted, please disclose all material proposal terms, including transaction structure, valuation, and equity split distribution.

Response: The Company acknowledges the Staff’s comment and has expanded disclosure on pages 178 through 180 of Amendment No. 1.

Perception Capital Corp. II

May 9, 2023

16.

We note that after initially being introduced to Spectaire for a capital raising transaction, discussions stalled until September 7, and then again until late November 2022. Please clarify what consideration PCCT gave to participating in a capital raising transaction with Spectaire, why it chose to pursue a business combination with Spectaire instead, and at what point PCCT began to consider Spectaire a potential target for a business combination. Please also disclose who reinitiated the discussions regarding a potential business combination between PCCT and Spectaire and the date that these discussions resumed.

Response: The Company acknowledges the Staff’s comment and has expanded disclosure on page 181 of Amendment No. 1.

17.

Please provide more insight into the reasons for and negotiations behind management’s decision regarding the ultimate amount and form of consideration for the business combination, including (i) how you determined the valuation in the letter of intent submitted by PCCT on November 30, 2022; (ii) how the parties determined the structure of the transaction and whether any alternative structures were considered; (iii) how the parties determined the amount of the earn-out; and (iv) changes from letter of intent to the final merger agreement. Please include the methodology employed in reaching the valuation, the underlying assumptions and conclusions of the PCCT board.

Response: The Company acknowledges the Staff’s comment and has expanded disclosure on pages 182 and 185 of Amendment No. 1.

18.

Please expand your background discussion to provide more detailed disclosure regarding key negotiation considerations and how they changed over time. Currently the background disclosure generally references negotiation topics and terms of the proposed merger agreement, without providing details or explaining their significance, the parties’ positions on the terms throughout the negotiations, or how the terms may have changed before being reflected in the proposed initial business combination. For each exchanged draft and discussion related to the terms of merger agreement, please elaborate on the terms discussed, including each material proposal, the proposing party, the reasons for the terms, each party’s position on the issues, and how you reached agreement on the final terms. In addition, please expand the description of the transaction timeline to include any relevant disclosure to address:

•	whether the sponsor and management and affiliates have a track record with SPACs and, if so, balanced disclosure about this record and the outcomes of the prior transactions;

•

whether the sponsor has other SPACs in the process of searching for a target company and whether the sponsor considered more than one active SPAC to be the potential acquirer and how the final decision was reached;

•	the negotiation of any arrangements for any shareholder to waive its redemption rights; and

•	any discussions involving continuing employment or involvement for any persons affiliated with PCCT before the merger.

Response: The Company acknowledges the Staff’s comment and has expanded disclosure on pages 183 through 188 of Amendment No. 1.

19.

We note that the Letter of Intent signed December 1, 2022 contemplated that PCCT would arrange an equity line of credit of at least $50 million, a $25 million forward share purchase agreement prior to signing of a definitive agreement and/or a PIPE of $25 million or more between signing and closing. Please disclose the background and any discussions related to the need to obtain additional financing, including:

Perception Capital Corp. II

May 9, 2023

•	why the option of a forward share purchase agreement was selected;

•	whether PCCT met with any potential PIPE investors or pursued any other financing arrangements;

•	who selected Meteora for the forward share purchase agreement;

•	what relationships did the Meteora have with PCCT, the Sponsor and its affiliates, and Jeffries;

•	how the terms of the Forward Purchase Agreement evolved in the drafts exchanged between December 13, 2022 and January 10, 2023; and

•	the parties’ positions on these terms.

Please also clarify whether disclose whether there were any valuations or other material information about PCCT, Spectaire, or the de-SPAC transaction provided to Meteora or other potential PIPE investors that have not been disclosed publicly.

Response: The Company acknowledges the Staff’s comment and has expanded disclosure on pages 183, 184 and 187 of Amendment No. 1. Further, the Company advises the Staff that there was no valuation or other material information about PCCT, Spectaire, or the proposed Business Combination provided to Meteora or to other potential PIPE investors that was not also disclosed publicly.

20.

We note that at various meetings in December and January, representatives of PCCT and Spectaire discussed Spectaire’s business model and certain related assumptions and variables, Spectaire’s financial model and related assumptions, capital requirements, path to scale, customer pipeline and the capabilities of Spectaire products. Please revise your disclosure to discuss what in particular was discussed with respect to these topics, as well as the relevant positions of each party and how these topics influenced the terms of the transaction.

Response: The Company acknowledges the Staff’s comment and has expanded disclosure on pages 182 through 186 of Amendment No. 1.

21.

We note that representatives of PCCT reviewed and discussed Spectaire’s financial model and its underlying assumptions in July 2022 and the December 14, 2022 due diligence session. Please elaborate upon the content of Spectaire’s financial model and explain whether it relied upon financial projections of any kind. To the extent that PCCT’s Board, officers and/or directors reviewed projected financial information provided by Spectaire, please revise to disclose such projections, how the board used any projections provided and discuss all material assumptions used to develop the projections. We note, for example, your statement on page 178 that “Spectaire expects to achieve positive EBITDA and cash flow by 2024.” Also discuss the possible impact if the projections are not correct and clarify when the projections were provided.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the financial model of Spectaire that was reviewed by PCCT’s management during July 2022 was stale prior to PCCT’s reengagement with Spectaire in November 2022 and was not considered or relied upon by PCCT in any manner in connection with the valuation of Spectaire or the negotiation of the proposed business combination. The Company has expanded disclosure on pages 184 and 185 of Amendment No. 1 to clarify that the financial model of Spectaire considered by PCCT’s management and board in connection with the valuation of Spectaire and negotiation of the proposed business combination was prepared by PCCT and was not provided to PCCT by Spectaire. Additionally, the Company has expanded disclosure on pages 191 through 194 of Amendment No. 1 to disclose the projected financial information, prepared by PCCT, that was considered by the PCCT Board in connection with its consideration of the business combination, including all material assumptions used to develop the projections and a discussion of the possible impact if the projections are not correct.

Perception Capital Corp. II

May 9, 2023

22.

We note that it does not appear that PCCT Board sought a third-party valuation and did not receive any valuation report or opinion from a third party in connection with the business combination. Please disclose any discussions related to obtaining a fairness opinion for the business combination and the basis for the PCCT board determining it was not necessary to obtain a fairness opinion for the business combination.

Response: The Company acknowledges the Staff’s comment and has expanded disclosure on pages xviii, 189 and 190 of Amendment No. 1.

The PCCT Board’s Reasons for Approval of the Merger, page 177

23.	Please disclose whether and how the Board took into account the consideration to be paid for the transaction. If the Board did not take this factor into account, please explain why.

Response: The Company acknowledges the Staff’s comment and has expanded disclosure on page 189 of Amendment No. 1.

U.S. Federal Income Tax Considerations, page 203

24.

We note that the merger agreement indicates that the parties intend for the merger to be treated as a reorganization under Section 368(a) of the Internal Revenue Code. If you believe the business combination will be tax free, please disclose an opinion of counsel that supports this conclusion. Furthermore, indicate whether the receipt of a tax opinion as to the tax free nature of the transaction is a condition to the merger.

Response: The Company acknowledges the Staff’s comment and has expanded disclosure on page xvi of Amendment No. 1.

Certain Relationships and Related Party Transactions – NewCo

Forward Purchase Agreement, page 231

25.	We note that PCCT has entered into a forward stock purchase agreement with Meteora. Please provide your analysis demonstrating how this agreement complies with Rule 14e-5.

Response: The Company acknowledges the Staff’s comment and understands that the Staff views SPAC redemption provisions as generally having indicia of being a tender offer, such as a limited period of time for the SPAC security holders to request redemption, and that Rule 14e-5 prohibits the purchase or arrangement to purchase subject securities from the time of public announcement of a tender offer until the tender offer expires. The Company advises the Staff that it believes that the Forward Purchase Agreement complies with Rule 14e-5 due to Rule 14e-5(b)(7) which provides an exception from the general rule for purchases pursuant to contractual obligations where (i) such contract was entered into before public announcement of the tender offer, (ii) the contract is unconditional and binding on both parties, and (iii) the existence of the contract and its material terms are disclosed in the offering materials. The Forward Purchase Agreement (a) was entered into by the Company on January 14, 2023, two days prior to its entry into the Merger Agreement and three days prior to the public announcement of the transactions, (b) is unconditional and binding on all parties thereto, and (c) its material terms are disclosed in Amendment No. 1, therefore the Company believes that the Forward Purchase Agreement is permitted pursuant to Rule 14e-5(b)(7).

Perception Capital Corp. II

May 9, 2023

Financial Statements of Spectaire, Inc.

Report of Independent Registered Public Accounting Firm, page F-27

26.	The accountant’s report is missing the accounting firm’s signature. Please obtain and file a revised accountant’s report that complies with Rule 2-02(a) of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and has updated the accountant’s report to include the firm’s signature on page F-27 of Amendment No. 1.

Note 1. Organization and Business Operations, page F-32

27.

We note that you determined that MicroMS was the accounting acquirer in the recapitalization transaction that took place in December 2022. Please expand your disclosures to address how you made this determination pursuant to ASC 805-10-25-5 as well as ASC 805-10-55-11 through 55-15. Please address the specific factors you considered including the relative voting rights that each entity held in the combined entity.

Response: The Company acknowledges the Staff’s comment and has expanded disclosure in Note 1 on page F-32 of Amendment No. 1.

28.	Please tell us what consideration you gave as to whether the financial statements of Spectaire Inc. prior to the merger needed to be provided pursuant to Rule 8-04 of Regulation S-X.

Response: To determine whether Rule 8-04 applies, a registrant must first determine whether the assets and liabilities it is acquiring meet the SEC’s definition of a business in Rule 11-01(d) of Regulation S-X. Under Rule 11-01(d), the general principle for identifying a business is that there must be continuity of the revenue-producing activity before and after the transaction, and the pre-acquisition financial information about the acquired business is therefore material to an understanding of the registrant’s operations after the transaction. As Spectaire was created to effectuate the merger and did not have significant pre-combination activities and no revenue-producing activity, management concluded that Spectaire does not meet SEC’s definition of a business and therefore Rule 8-04 of Regulation S-X does not apply.

Note 13. Subsequent Events, page F-43

29.	Please complete the date through which subsequent events were evaluated.

Response: The Company acknowledges the Staff’s comment and has completed the date through which subsequent events were evaluated on pages F-43 through F-45 of Amendment No. 1.

Perception Capital Corp. II

May 9, 2023

Please do not hesitate to contact Michael Mies at (650) 470-3130 or Gregg Noel at (650) 470-4540 of Skadden, Arps, Slate, Meagher & Flom LLP with any questions or comments regarding this letter.

Sincerely,

PERCEPTION CAPITAL CORP. II

By:	/s/ Rick Gaenzle
Name:	Rick Gaenzle
Title:	Chief Executive Officer

cc:	Michael Mies, Skadden, Arps, Slate, Meagher & Flom LLP

Gregg Noel, Skadden, Arps, Slate, Meagher & Flom LLP